Exhibit 1.07

More Information:

Investor Relations Monish Bahl CDC Corporation 678-259-8510 monishbahl@cdcsoftware.com	Media Relations Scot McLeod CDC Corporation 678-259-8625 scotmcleod@cdcsoftware.com

FOR IMMEDIATE RELEASE

CDC Software to Acquire Saratoga Systems and Expand Vertical CRM Solutions, Expertise and
Customers

Companies Have Signed Definitive Merger Agreement that will add Complementary Solutions and
Further Enable Sales to Large Enterprises for CDC Software

ATLANTA – Apr. 17, 2007 – CDC Software, a wholly owned subsidiary of CDC Corporation (NASDAQ: CHINA) and a provider of industry-specific enterprise software applications and business services, announced today that it has signed a definitive merger agreement with Saratoga Systems, a leading provider of CRM solutions for large, global enterprises. The Saratoga CRM solutions are designed for specific vertical industries that are additive and complementary to the vertical industries already addressed by current CDC Software solutions. The acquisition is expected to be completed within approximately two weeks.

With approximate annual revenues of (U.S.)$25 million, the acquisition of Saratoga is expected to be immediately accretive to CDC Software when completed.

The Saratoga CRM solutions are designed for, and widely used by large companies in the chemicals, consumer products, energy, insurance and selected manufacturing industries. Saratoga has more than 350 customers globally, including Allstate, BASF, Blue Cross Blue Shield of GA, Ciba Specialty Chemicals, Dresser-Rand, Exelon (Commonwealth Edison), Johnson Controls, Konica Minolta, Metropolitan Life, Progressive Companies, Tyco Healthcare and Wellpoint Health Networks. The addition of Saratoga CRM to CDC Software forms a strong addition along side the company’s current Pivotal CRM applications that are designed primarily for financial services, home building and additional manufacturing industries. The Saratoga CRM applications are also highly complementary to the Ross Enterprise solutions for chemicals manufacturers, and the recently acquired Respond applications for complaint and feedback management.

“Our acquisition of Saratoga will represent another logical step in our strategy as vertical industry specialists,” said Eric Musser, president of CDC Software. “Unlike the slash-and-burn approach of typical consolidators, we believe we are creating real value by expanding the breadth of our industry applications through investments in organic innovation, as well as targeted acquisitions such as this one. The expanded industry coverage we will have with Saratoga CRM, and its additional proven success with large enterprises, further strengthens our unique position as vertical industry specialists in the enterprise software markets.”

Effective upon the completion of the acquisition, CDC Software will appoint Bruce McIntyre as general manager of Saratoga. “We are very happy to have found this successful, vertically-focused organization that is such a logical fit in the CDC Software family,” said McIntyre. “The Saratoga customers represent some of the most satisfied and loyal companies that I have encountered in the industry. We look forward to working closely with these companies as we continue to enhance the Saratoga platform technologies and vertical applications to increase the value of their CRM investments.”

“We are very pleased to have Saratoga join the CDC Software family,” said Mark Elconin, chairman and CEO of Saratoga Systems. “CDC Software has earned a reputation for success in growing acquired businesses and maintaining customer satisfaction. We are confident that this logical merger will create many positive benefits for Saratoga customers and employees, as well as for CDC Software, its customers and investors.”

About CDC Software
CDC Software, The Customer-Driven Company™, is a provider of enterprise software applications designed to help organizations deliver a superior customer experience while increasing efficiencies and profitability. CDC Software’s product suite includes the Pivotal CRM (customer relationship management), Respond (customer complaint and feedback management), c360 CRM add-on products, industry solutions and development tools for the Microsoft Dynamics CRM platform, Ross ERP (enterprise resource planning) and SCM (supply chain management), MVI real-time performance management, IMI warehouse management and order management, Platinum China HR (human resource) and business analytics solutions.

These industry-specific solutions are used by more than 6,000 customers worldwide within the manufacturing, financial services, health care, home building, real estate, and wholesale and retail distribution industries. The company completes its offerings with a full continuum of services that span the life cycle of technology and software applications, including implementation, project consulting, outsourced business services, application management and offshore development. CDC Software is the enterprise software unit of CDC Corporation (NASDAQ: CHINA) and is ranked number 18 on the Manufacturing Business Technology 2006 Global 100 List of Enterprise and Supply Chain Management Application vendors. For more information, please visit www.cdcsoftware.com.

About CDC Corporation
The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Mobile focused on mobile applications, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

Cautionary Note Regarding Forward-Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements relating to expectations that such transaction will be accretive, the expectation that the merger will be completed and the timing thereof, the complementary nature of Saratoga Systems’ solutions, our statements regarding our strategy, value and market positions, our statements regarding leadership and management, our statements regarding the expected benefit of the merger and other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements including, among others: the conditions of the CRM solutions industry; the continued ability of CDC Software and its affiliates to address industry-specific requirements of companies in their various vertical industries, the ability to integrate Saratoga Systems with the company’s operations, the ability to realize strategic objectives by taking advantage of cross-selling opportunities and customer satisfaction with the offered services. Further information on risks or other factors that could cause results to differ are detailed in filings or submissions with the United States Securities and Exchange Commission made by our parent, CDC Corporation, including its Annual Report for the year ended December 31, 2005 on Form 20-F filed on June 21, 2006. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.